Exhibit 99.1

ASX ANNOUNCEMENT

10 September 2013

Genetic Technologies Executes

Definitive Documents for Redeemable Convertible Notes

Melbourne, Australia; 10 September 2013: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) advises that it has executed documents with Ironridge BioPharma Co., a division of institutional investor Ironridge Global IV, Ltd. (“Ironridge”) in respect of redeemable convertible notes to raise USD 5,000,000 (refer ASX announcement dated 1 August 2013).

On 26 July 2013, the Company executed a term sheet with Ironridge setting out the terms and conditions pursuant to which the Company will issue the convertible notes.  The issue of the notes will be subject to shareholder approval which the Company will seek at a General Meeting planned for mid October 2013 (details of which the Company will release to the ASX at the appropriate time).  The proposed note issue is also subject to the completion of certain US regulatory requirements, including the filing of the Company’s 2013 US Annual Report on Form 20-F, which is due to be filed before the end of October 2013.

In the Notice of Meeting that will be sent to all shareholders, the Board will seek shareholder approval for the issue of:

1.                  convertible notes to Ironridge with a face value of USD 5,000,000, convertible into shares in the Company which may be traded as ADRs (on NASDAQ) at a fixed conversion price of USD 3.00 per ADR (“Convertible Notes / Notes”); and

2.                  an unlisted option to Ironridge to subscribe for up to an additional USD 5,000,000 in convertible notes (“Option”), which is convertible into shares in the Company traded as ADRs at a fixed conversion price of USD 4.00 per ADR (“Additional Convertible Notes”), in accordance with the terms and conditions of the Securities Purchase Agreement that was executed with Ironridge on 10 September 2013 (“SPA”).

Under the terms of the SPA, on conversion of the Notes or the Additional Convertible Notes, the Company is to issue the requisite number of shares, which are then to be deposited with the Company’s US depositary agent.  Those shares so deposited are referred to as American Depositary Shares (ADSs).  Under the Company’s ADR program, the depositary agent then issues an American Depository Receipt (ADR), each representing 30 ADSs.  The resulting ADRs may then be traded on NASDAQ, not the ASX.

Summary of the key terms of the SPA

The broad terms of the SPA entered into by the Company with Ironridge include:

1.                  The Notes will be convertible into ADRs at a fixed conversion price of USD 3.00 per ADR, being a premium of 25.0% to the five-day VWAP for the Company’s ADRs on NASDAQ prior to the Company’s announcement on 1 August 2013;

2.                  For the six month period following the subscription for the Notes, Ironridge may exercise the Option to acquire the Additional Convertible Notes for up to USD 5,000,000 (or part thereof) which is convertible into ADRs at a fixed conversion price of USD 4.00 per ADR, being a premium of 66.7% to the five-day VWAP for the Company’s ADRs on NASDAQ prior to the above announcement;

3.                  Both the Notes and the Additional Convertible Notes are subject to certain early conversion and early redemption provisions (including an accelerated interest payment requirement reflecting the entire period of the Notes and Additional Convertible Notes);

4.                  Interest on the Notes, and Additional Convertible Notes if issued, is calculated at an annual rate of 7.5% per annum, which is adjustable (up and down) in accordance with changes in the market price of the ADRs (referred to as the “Credit Risk Adjustment”).  Interest will accrue until either the conversion or redemption of the Notes and, if the Option is exercised, the Additional Convertible Notes.  Interest is payable by the Company at its election either in cash or via the issue of ADRs.  If interest is “paid” via the issue of ADRs, then these ADRs will be issued at a discount of 18% to the market price at the time;

5.                  The maturity date is seven years from the date of the issue of the Notes or, if the Option is exercised, the Additional Convertible Notes (as the case may be);

6.                  Some restrictions apply on the Company undertaking other financings or issues of securities convertible into ordinary shares (other than as already disclosed to the ASX in respect of the Company’s current Share Purchase Plan or certain employee incentive schemes) within the six months following the effectiveness of the US registration process relating to the issue of the Notes which the Company anticipates will be completed before the end of October 2013;

7.                  The Company will provide Ironridge with representations and warranties, and is required to fulfil certain conditions precedent within six months from the date of the SPA, customary to these type of transactions;

8.                  Ironridge cannot take any action that would result in it beneficially owning or controlling at any one time more than 4.99% of the total shares and other voting securities of the Company; and

9.                  Ironridge (as a holder of the Notes and, if the Option is exercised, the Additional Convertible Notes) does not have any right to vote at shareholder meetings.

Potential number of shares to be issued under the SPA

The face value of the Notes is USD 5,000,000.  The Notes are convertible into ADRs at a fixed conversion price of USD 3.00 per ADR.  Based on the conversion ratio of 30 shares to every one ADR, and assuming full conversion, the Notes represent 1,666,667 (rounded to the nearest whole number) ADRs in the Company (subject to any adjustment in accordance with the terms of the Notes).

The face value of the Additional Convertible Notes (assuming that the Option is exercised) is USD 5,000,000.  The Additional Convertible Notes are convertible into ADRs at a fixed conversion price of USD 4.00 per ADR.  Assuming full conversion, the Additional Convertible Notes represent 1,250,000 (rounded to the nearest whole number) ADRs in the Company (subject to any adjustment in accordance with the terms of the Additional Convertible Notes).

Therefore, the maximum number of ADRs that are to be issued under both the Notes and, if the Option is exercised, the Additional Convertible Notes with respect to the principal (but excluding interest) component is 2,916,667 ADRs (subject to any adjustment in accordance with the terms of the Notes).  This number will increase if the Company elects to “pay” any accrued interest via the issue of further ADRs.

At this stage, the Company does not intend to pay the interest on the Notes via the issue of new ADRs.  If, however, the Company were to “pay” the interest via the issue of new ADRs and, assuming (for the purposes of illustration only with respect to the Notes) that the prevailing market price of the Company’s ADRs on the date that the interest was paid was USD 2.40, then the total number of additional ADRs required to “pay” the interest on the Notes would be 1,332,487.

Assuming that the option over the Additional Convertible Notes is not exercised, the total number of ADRs required to convert the USD 5,000,000 Notes and seven years of interest at an interest rate of 7.5% per annum would be 2,999,154.  If issued, this would equate to an effective discount of 30.5% to the assumed market price of USD 2.40.  However, the exact discount, or potential premium, could change if the actual ADR price were to be less than, or greater than, the assumed market price of USD 2.40 on the date that the interest is paid.

Other than in circumstances of early conversion or early redemption, interest is not payable until the maturity of the Notes or the Additional Convertible Notes (being seven years from the date/s of issue).  Both Notes provide that when the interest is payable, the Company may elect at the time of payment to satisfy the “payment” of the interest either in cash or via the issue of more shares (ADRs).

The funds raised by the issue of the Notes and, where the Option is exercised, the Additional Convertible Notes, will be used to:

•                  Expand US distribution for the Company’s lead breast cancer test BREVAGenTM;

•                  Completing additional studies to add ethnicities (initially African American and Hispanics) and to expand the addressable market for BREVAGenTM;

•                  Increasing market awareness for BREVAGenTM through broader and more active key opinion leader and speaker programs;

•                  investing to further improve reimbursement performance; and

•                  for general working capital.

Further details regarding the terms and conditions of the Notes will be included in the Notice of Meeting which the Company anticipates will be released to the Market and distributed to all shareholders in the near future.

FOR FURTHER INFORMATION PLEASE CONTACT

Ms. Alison J. Mew	Laura Forman (USA)
Chief Executive Officer	Blueprint Life Science Group

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 103
Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (Code: GTG) and NASDAQ (Ticker: GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences Inc., offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.

For more information, please visit http://www.gtglabs.com and http://www.phenogensciences.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.